UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all otherprovisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,191,788[1]

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,191,788[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,191,788[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]	The number of shares reported as beneficially owned is as of March 7, 2008
[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,193,788[1]

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,193,788[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,193,788[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14%[2]

14.	Type of Reporting Person (See Instructions): IA, CO

[1]

The number of shares reported as beneficially owned is as of March 7, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,193,788[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,193,788[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,193,788[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11) 14%[2]

14.	Type of Reporting Person (See Instructions) HC, CO

[1]

The number of shares reported as beneficially owned is as of March 7, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,193,788[1]

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,193,788[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,193,788[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14%[2]

14.	Type of Reporting Person (See Instructions) HC, CO

[1]

The number of shares reported as beneficially owned is as of March 7, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,193,788[1]

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,193,788[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,193,788[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14%[2]

14.	Type of Reporting Person (See Instructions): HC, IN

[1]

The number of shares reported as beneficially owned is as of March 7, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients. Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523
Number of Shares Beneficially Owned by Each Reporting Person with:
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,000[1]

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%[2]

14.	Type of Reporting Person (See Instructions): IN

[1]	The number of shares reported as beneficially owned is as of March 7, 2008.

[2]

The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No.  150602209

                                                This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 19, 2008, Amendment No. 3 filed with the SEC on February 25, 2008, Amendment No. 4 filed with the SEC on March 6, 2008 (“Amendment No. 4”), and this Amendment No. 5, the “Schedule 13D”), in connection with Inland American reaching the 14% limit on ownership in the Company’s Shares as negotiated in the Voting Agreement, attached to this Schedule 13D as Exhibit 7.4, pursuant to which the Company agreed to waive the 9.9% ownership limitation in its articles of incorporation and allow Inland American, Advisers, IREIC and TIGI to acquire up to 14% of the Shares, subject to certain terms and conditions.  Capitalized terms used in this Amendment No. 5 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 112,950 Shares for an aggregate price of $1,294,005 in one open-market transaction on March 6, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Item 4.                                 Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Inland American, Adviser, IREIC and TIGI have reached the 14% limit on ownership by them and their affiliates of the issued and outstanding Shares and voting securities of the Company, which limit is contained in the Voting Agreement dated February 13, 2008 among them and the Company.  Certain terms and conditions of the Voting Agreement are summarized in Amendment No. 1, and the Voting Agreement in its entirety is attached to Amendment No. 1 as Exhibit 7.4.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of Inland American, Adviser, IREIC or TIGI, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares beneficially owned by those entities, respectively.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The

CUSIP No.  150602209

                                                Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  Since March 5, 2008 (the date through which transactions in Shares were reported in Amendment No. 4, the most recent Schedule 13D filing by the Reporting Persons regarding the Issuer’s Shares), Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
March 6, 2008	B	112,950	$11.43	$1,294,005

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American,  Adviser, IREIC or TIGI, with the exception of Robert D. Parks, has effected any transactions in Shares of the Company, and Mr. Parks has not effected any transactions in Shares since the filing of Amendment No. 4.  Mr. Parks owns 2,000 Shares at a total cost of $27,780.

(d)                                 None.

(e)                                  Not Applicable.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.9	Joint Filing Agreement with respect to this Amendment No. 5

1076110

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 10, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
		Name:	Brenda G. Gujral
		Title:	President

Dated:	March 10, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	March 10, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	March 10, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	March 10, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated:	March 10, 2008	ROBERT D. PARKS

/s/ Robert D. Parks